FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 4th of August, 2004

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	August 4th, 2004	By:	/s/ Etan Mogilner
Associate General Counsel

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FOR IMMEDIATE RELEASE

M-Systems Meets Demand for Reliable, Ultra High-Performance On-Board Memory within the Industry`s Smallest Package

32-Megabyte DiskOnChip P3 Delivers Outstanding Performance, Proven Reliability and Power-Savings within a Tiny 7x10x1.2mm FBGA Chip

FREMONT, Calif., June 1, 2004 - M-Systems (NASDAQ: FLSH) is meeting the demand for increased memory performance for mobile and embedded products with DiskOnChip P3, the world`s smallest 32-megabyte (MB) flash disk.

DiskOnChip P3 builds upon the Company`s innovative x2 technology, incorporated into products utilized by five of the top six handset manufacturers and two of the top three makers of personal data assistants (PDAs).

"M-Systems` x2 technology was developed to enable the practical use of state-of-the-art NAND flash silicon and endow it with high levels of reliability, performance and power-saving features.  With x2 technology, DiskOnChip P3 offers extremely high performance for on-board multimedia storage," said David Tolub, vice president and co-manager of M-Systems` DiskOnChip business unit.

Performance: DiskOnChip P3 delivers industry-leading performance with a burst mode read speed of 80MB per second (5MB per second sustained) and write speed of 2.5MB per second.

"The high rates of performance available with DiskOnChip P3 contribute to an ultimate user experience within high-end devices offering the most advanced multimedia capabilities," said Tolub.

Proven Reliability:  The integrity of stored data is protected with reliability enhancement features including a newly developed bad-block handling mechanism, 5-bit error-detection code (EDC) and 4-bit error-correction code (ECC).  Combined within DiskOnChip P3, these features contribute to industry-leading rates of reliability that help to extend product life and prevent crashes, loss of data and other malfunctions.  Each chip is further protected with a unique ID, a one-time programming (OTP) area, hardware protection and a sticky lock.

Power-savings:  The active current of DiskOnChip P3 is only 10mA.  Additionally, to enable increased battery life for handheld and other devices, DiskOnChip P3 offers a deep power-down mode for low, 10µA power consumption.

In addition to a 7x10x1.2mm FBGA package, DiskOnChip P3 is available in a standard 12x20 mm TSOP-I package.  Based on Toshiba`s 0.13-micron process NAND flash silicon, both versions of DiskOnChip P3 have a 16-bit interface and an internal 32-bit bus (with parallel multi-plane access) and offer a clear upgrade path to M-Systems` 64MB DiskOnChip product line.

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About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey product and the multimedia mobile handset market with its Mobile DiskOnChip products.  For more information, please contact M-Systems at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at

www.m-systems.com/content/Corporate/Press/Photos.asp.

###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE:  This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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FOR IMMEDIATE RELEASE:

Advantech Integrates M-Systems` mDiskOnChip G3 as the Non-Volatile Storage Solution Throughout Its RISC-Based Product Line

Next-Generation Flash-Based Storage from M-Systems Contributes to Performance, Reliability and Competitive Cost of ARM/Xscale-based Embedded Computing Platform from Advantech

COMPUTEX 2004, TAIPEI, Taiwan, June 2, 2004 - M-Systems (Nasdaq: FLSH) and Advantech (Taidex: 2395), the global ePlatform service provider, announced that Advantech`s RISC-based Embedded Computing Platform (SBC & SOM) product lines will utilize M-Systems` recently released mDiskOnChip G3 flash disk for high performance on-board non-volatile data and code storage.

A RISC (reduced instruction set computer) is a type of microprocessor that recognizes a relatively limited number of instructions.  Offering high performance, low power consumption, small size and low cost, RISC-based products from Advantech with mDiskOnChip G3 are application-ready platform solutions suited for wireless, mobile and embedded applications in a wide variety of vertical markets.  As the high-performance onboard storage device, mDiskOnChip G3 provides the capacity necessary for product-specific software and the Windows CE.Net and Embedded Linux operating systems that Advantech currently is running on its RISC-based products.

"By including mDiskOnChip G3 throughout our RISC-based product line, we are enabling our customers to reap the rewards derived from the latest flash technology.  In addition to providing an abundance of storage capacity, mDiskOnChip G3 augments the low cost, extreme reliability and high performance that our customers have come to expect," said Joe Cheng, director of Advantech`s RISC Embedded Computing Division.

"Advantech offers solutions ideal to many diverse embedded applications - even more so now with their latest RISC-based product offering.  As one of the world`s leading single board computer manufacturers, Advantech is a company that we are pleased to partner with in order to provide complete computing solutions," said David Tolub, vice president and co-manager of M-Systems` DiskOnChip business unit.

mDiskOnChip G3 is based on M-Systems` DiskOnChip products designed for the mobile market, which have already been integrated within products from three out of the top four personal data assistant (PDA) manufacturers and five out of the top six mobile phone producers.  Leveraging M-Systems` field-proven x2 technology, developed to harness the benefits of multi-level cell (MLC) NAND flash silicon for mobile phones and PDAs, mDiskOnChip G3 provides next-generation flash-based storage to Advantech`s RISC-based products.

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About Advantech

Advantech Co., Ltd. (Taidex: 2395) is the global leading ePlatform service provider integrating web-based technology, computing platforms and customization services that empower the connected eWorld.  Advantech cooperates closely with system integrators to help them add value to their solutions to meet demanding requirements in a wide array of industries.  Advantech delivers more than a thousand products and solutions under 3 main categories: Embedded & Applied Computing, Network Appliance, and eAutomation.  With the combined talent of more than 2,000 people, Advantech operates an extensive support, sales and marketing network in 16 countries and 28 major cities to deliver fast time-to-market services to our worldwide customers.  More information about Advantech is available online at www.advantech.com.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey product and the multimedia mobile handset market with its Mobile DiskOnChip products.  For more information, please contact M-Systems at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at

www.m-systems.com/content/Corporate/Press/Photos.asp.

###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE:  This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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FOR IMMEDIATE RELEASE

M-Systems` Smart DiskOnKey® Platform Develops its Fifth Generation ASIC Offering the Fastest USB Flash Drive Data Transfer Rates

DOK T5 Enabled Devices Are the Ideal Choice for Video, Music and

Large Data File Applications

FREMONT, Calif., June 16, 2004 - M-Systems (Nasdaq:  FLSH) and its Smart DiskOnKey platform raises the bar for USB flash drive development by offering the category`s fastest processor speeds of 23MB read and 15MB write, a near 50 percent speed increase compared to current industry performance.  The increased processor speeds make USB flash drives an ideal portable storage and transport tool for large data file transfer including video and music.  Continuing M-Systems` innovation, the new fifth generation DOK T5 ASIC now runs applications through a redesigned processor that combines the device`s renowned 32-bit processor with a USB 2.0 controller creating a smaller footprint.

"USB flash drives have demonstrated their effectiveness as a data storage tool, but they are capable of offering users so much more," said Blaine Phelps, worldwide marketing director for M-Systems` DiskOnKey.  "The benefits of the DOK T5 ASIC take the device to an entirely new level of use for video streaming and faster file transfers establishing a baseline for third-party developers to develop robust applications for the Smart DiskOnKey platform."

Flexible Portable Solutions

M-Systems` Smart DiskOnKey platform has always offered partners unprecedented flexibility for USB flash drive adoption with the choice to select a turnkey product or to design custom solutions.  The DOK T5 ASIC increases this flexibility working with both types of flash, SLC (single level cell) or MLC (multi level cell), allowing partners to choose the flash that is most suitable to their specific market conditions.

The DOK T5 ASIC has also received USB 2.0 certification as determined by the USB Implementers Forum (USB-IF) and will be offered with available capacities of 128, 256, 512MB and 1GB.  Additionally partners will also have the choice of implementing DOK T5 with either USB 1.1 or USB 2.0 formats.  For more information about the Smart DiskOnKey platform please visit www.diskonkey.com or contact DiskOnKey sales at sales@diskonkey.com.

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About M-Systems` Smart DiskOnKey Platform

The Smart DiskOnKey platform is a unique patented solution offering top tier partners with unprecedented flexibility and ease-of-use to implement M-Systems` technology into their existing product line or to design their own form factor using the Company`s internal architecture.  The award-winning DiskOnKey product line offers trusted quality, reliability, ease-of-use, extreme security, and the industry`s leading product warranty.  Furthermore, M-Systems` Smart DiskOnKey platform offers partners unparalleled computing capability with the flexibility to extend the use of the device beyond simple storage to meet any variety of requirements.

M-Systems` patented flash management software, True Flash File System (TrueFFS), is an integral component to the Smart DiskOnKey platform.  TrueFFS transparently provides full flash media management offering unsurpassed data integrity and assurance.

DiskOnKey products have been submitted to rigorous testing for reliability and durability earning Microsoft`s Windows Hardware Quality Testing Lab (WHQL) certification as well as receiving the certified-USB logo set by the USB-IF.  For availability and pricing, please visit www.diskonkey.com for product information, enhancements and upgrades.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey product and the multimedia mobile handset market with its Mobile DiskOnChip products. For more information, please contact M-Systems at www.m-systems.com.

# # #

NOTE:  This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to, risks related to:  the effect of global economic conditions in general and conditions in the Company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company`s and its customers` inventory levels; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company`s and its customers` products; and other risk factors detailed in the Company`s most recent annual report and/or in any of its other filings with the Securities and Exchange Commission.  The Company assumes no obligation to update the Information in this release.  Reference to the Company`s website above does not constitute incorporation of any of the information thereon into this press release.

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FOR IMMEDIATE RELEASE:

M-Systems Joins ACCESS Advanced Alliance

Partnership Furthers DiskOnChip's Ease of Integration within Mobile Devices Running micro-ITRON, Japan`s Most Popular Operating System

TOKYO and FREMONT, Calif., June 28, 2004 - M-Systems (Nasdaq: FLSH) and ACCESS (Tokyo Stock Exchange: 4813) today announced that M-Systems has become a member of the ACCESS Advanced Alliance (AAA), a partner program of ACCESS which provides high quality tools, information and services to partners. The two companies will be cooperating to offer support for M-Systems' Mobile DiskOnChip within applications running the micro-More real-time operating system (OS) for mobile devices.  micro-More is based on micro-ITRON, which is the most widely used OS for embedded devices developed in Japan.

Through this support, Mobile DiskOnChip can be used like a standard disk drive within the micro-More OS environment.  Additionally, TrueFFS, M-Systems' patented flash file system with advanced wear leveling algorithms, on-the-fly error correction, and other NAND flash management features, enables the flash silicon within Mobile DiskOnChip to operate reliably, with a mean time between failures (MTBF) measured in millions of hours.

"Mobile DiskOnChip is the ideal storage solution for handsets and other mobile devices," said Toru Arakawa, president and CEO, of ACCESS.  "By supporting Mobile DiskOnChip, mobile devices based on micro-More will have the option of non-volatile memory with the industry`s highest reliability."

In order to promote the adoption of Mobile DiskOnChip and micro-More by mobile device developers in Japan, M-Systems has created an evaluation board for the "Solution Engine" platform.  Solution Engine, from Hitachi Ultra LSI, is a very popular development platform within the embedded community in Japan.

"ACCESS is contributing compelling software solutions to the mobile industry and I am pleased that M-Systems is now a member of the AAA," said Yuzo Tsukui, president of M-Systems Japan.  "Mobile device developers in Japan and throughout the world using the micro-More operating system can now more easily enjoy the benefits of reliable and high-performance on-board memory within their designs."

About micro-More

micro-More v4.0 is an ITRON 4.0-compliant real-time OS for the next generation of mobile devices. Utilizing a CPU`s power-saving function, the micro-More OS optimizes an appliance`s limited resources to allow for high performance and high functionality while using low power consumption.

About Mobile DiskOnChip

Mobile DiskOnChip implements cost-effective NAND and Multi-Level Cell (MLC) NAND flash technology to deliver the industry's highest capacity flash memory in the smallest form factor. Its high performance and unsurpassed reliability enable full scale OSs and multimedia applications on advanced mobile handsets.  More information about Mobile DiskOnChip can be found on the Internet at www.m-systems.com/mobile.

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About ACCESS

ACCESS Co. Ltd. (Tokyo Stock Exchange: 4813) is headquartered in Tokyo, Japan, and has subsidiaries in Fremont, California, Oberhausen, Germany, and Beijing, China.  ACCESS is a global provider of mobile content delivery and access technologies for information appliances.  ACCESS' embedded NetFront® and Compact NetFront® browsers power 280 different commercial products worldwide including mobile phones, digital televisions, set-top boxes, game consoles, PDAs, car navigation systems, web phones, kiosk terminals and intranet terminals.  ACCESS' Compact NetFront microbrowser is most widely deployed in phones for NTT DoCoMo's popular i-mode® service. To date, over 126 million ACCESS software licenses have shipped from more than 90 major Internet device manufacturers (As of April, 2004). ACCESS was listed on the Tokyo Stock Exchange Mothers market on February 26, 2001. More information is available at www.access.co.jp/english or www.access-us-inc.com.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey product and the multimedia mobile handset market with its Mobile DiskOnChip products.  For more information, please contact M-Systems at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at

www.m-systems.com/content/Corporate/Press/Photos.asp.

###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE:  This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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